SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 21, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	August 21, 2007

TAM and TAP to begin codeshare flights between Brazil and Portugal on September 1

Direct flights leaving Rio, Brasilia and São Paulo for Lisbon and Porto, with connections to Faro, Funchal and Porto Santo are already on sale

São Paulo, August 21, 2007 – TAM (Bovespa: TAMM4 and NYSE: TAM) and TAP Portugal, member of the Star Alliance, will initiate an operating agreement on September 1 for codeshare flights. The partnership will make it possible to offer several options for direct flights between Brazil and Portugal, which are already on sale in the TAM reservations system under code JJ*. The agreement links together the TAM Fidelity program and the TAP Victory program, allowing customers of both companies to accumulate and use points for any flight by either one.

Through the agreement, TAM passengers can purchase tickets for TAP flights between Brazil and Portugal leaving Rio de Janeiro, Brasilia and São Paulo for Lisbon and Porto, with the possibility of connecting flights to the Portuguese cities of Faro, Funchal and Porto Santo.

Airport check-in counters for the two companies have already begun accepting electronic tickets (Interline Electronic Ticket – IET) issued by either company, offering passengers the convenience of receiving a single ticket for each part of the a trip. The system allows for more passenger security. Passengers will just need to show an ID and their ticket number when checking in to receive a boarding pass for all portions of the trip.

In addition to ensuring more convenient connections in Brazil and Portugal with the synergy of the two airline networks, the alliance between TAM and TAP offers individualized services, such as direct transfer of baggage to the final destination, and reserved seats in advance. TAM Fidelity program customers in the red and blue categories will have access to Tap’s VIP lounges in Portugal, and will also be allowed an extra piece of luggage (or 20 kilos in terms of weight). TAM passengers flying in Executive Class can also visit VIP lounges when taking JJ* flights flown by TAP.

Investor Relations:	Press Agency Contact:
Tel.: (55)(11)5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55)(11)5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market since July 2003, and held a 50.6% domestic market share and 64.3% international market share at the end of July 2007. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 4.0 million subscribers and has awarded more than 4.3 million tickets.

About TAP:
It is the Portuguese airline market leader, established in 1945 and a member of the Star Alliance since 2005. Its Hub in Lisbon is a privileged access platform to Europe, at the crossroads with Africa and North and South America, where TAP stands out as the leading European airline operating to Brazil. Currently, it is the airline with the most flights from Brazil to Europe, departing from Sao Paulo, Rio de Janeiro, Salvador, Recife, Fortaleza, and Natal. TAP also enjoys an extremely wide destination network both in Europe (where it reaches 31 cities in 16 countries) and in Africa (where it services the countries where Portuguese as the official language, besides Senegal and South Africa, totaling seven countries). In 2006, the Company's airplanes transported over 6.8 million passengers, of which 845 thousand flew to Brazil.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.